Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 11, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10929
Dividend Growers and Tax-Advantaged Income Portfolio, Series 36
(the “Trust”)
CIK No. 1979061 File No. 333-273224

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response: If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

2.The Staff notes the disclosure states, “The Sponsor does not require any specific duration maturity or credit quality policies when selecting the ETFs for the Trust’s portfolio.” Please include “or capitalization,” if true for the equity ETFs.

Response: The disclosure will be revised to specify that that Sponsor does not require any specific capitalization when selecting the ETFs for the Trust’s portfolio.

3.Please also address alternative minimum tax in the Portfolio section.

Response:The Trust respectfully declines to add any additional disclosure and directs the Staff to the below disclosure under the “Objectives” section, which addresses alternative minimum tax.

“It is important to note that certain of the Trust's investments in municipal securities may be subject to the alternative minimum tax. In addition, distributions from the Trust’s non-municipal investments and municipal investments which are not tax-exempt, if any, will be subject to federal income taxes.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon